Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
Three Months Ended 30 June 2008

	Three Months Ended 30 June
	2008		2007
Key Information	US$M		US$M		Movement
Net Sales From Ordinary Activities		365.0		424.4	Down	14%

Operating Profit Attributable to Shareholders		1.4		39.1	Down	96%

Net Tangible (Liabilities) Assets per Ordinary Share	US$	(0.55)	US$	0.32	Down	—
Dividend Information
A dividend of US 8.0 cents per share/CUFS was paid to share/CUFS holders on 11 July 2008.
Movements in Controlled Entities during the three months 30 June 2008
The following entities were created: James Hardie Pulp Co., Inc. (6 June 2008) and JH U.S. Holdings, Inc. (6 June 2008).
Review
The results and financial information included within this three month report have been prepared using US GAAP and have been subject to an independent review by external auditors.
Results for the 1st Quarter Ended 30 June 2008
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements
James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2008 Annual Report which can be found on the company website at www.jameshardie.com.